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                                                                    EXHIBIT 99.2
                                                           [English Translation]

                                                                  August 5, 2003
                                                            CORPORATE DISCLOSURE


                              HANARO TELECOM, INC.

                  NOTICE OF CHANGE OF REPRESENTATIVE DIRECTORS


1.   Details of the change

     -    Before the change
          - Representative Director & Senior Executive Vice President: In Haeng Lee

     -    After the change
          -    Representative Director & Chief Executive Officer: Chang-Bun Yoon
          - Representative Director & Senior Executive Vice President: In Haeng Lee (Independent president)

2.   Ground for change: Appointment of a new chief executive officer

3.   Date of Change: August 5, 2003